1099 18TH STREET, SUITE 2150 — DENVER, CO 80202 — 303-390-0003 — TELECOPIER: 303-390-0177
www.jacksonkelly.com
303-390-0179
Email: dathayer@jacksonkelly.com
February 29, 2008
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colorado Goldfields Inc.
Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-148622 Form 10-KSB for the period ended August 31, 2007 Form 10-QSB for the period ended November 30, 2007 File No. 0-51718
Dear Mr. Schwall:
     Enclosed for filing via EDGAR on behalf of Colorado Goldfields Inc. are the following documents:
•	Amendment No. 1 to the Registration Statement on Form S-1 (formerly filed on Form SB-2 on January 11, 2008);

•	Amendment No. 1 to Form 10-KSB for the year ended August 31, 2007;

•	Amendment No. 1 to Form 10-QSB for the quarter ended November 30, 2007.
     The following are responses to the comments of the Staff contained in the Staff’s letter dated February 5, 2008, commenting on the filings reference above. The paragraphs numbered below correspond with the numbered comments in the Staff’s letter.
     1. We have updated the Registration Statement to include the quarterly financial information contained in the Form 10-QSB for the quarter ended November 30, 2007.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
February 29, 2008

     2. We have converted the Form SB-2 to Form S-1; however, as provided in Release 33-8876, the Company has elected to continue to use the disclosure format and content based on the “SB” form. The Company is aware that such election may only be followed for up to six months after the effective date of the new rules.
     3. The Company’s policy has been, and continues to be, to comply with Emerging Issue Task Force Issue 04-02, relating to mineral acquisition costs. The “acquisition costs” referenced in the initial filings was meant to refer to amounts expended toward potential “mineral rights acquisition,” rather than costs associated with the acquisition of rights themselves. Because this was not clear, the Company has revised footnote #2 in both the Amendment to Form 10-KSB and Registration Statement to state clearly its accounting policy regarding mineral property and exploration costs.
     4. In accordance with SFAS 144, paragraph 16, we determined that the Pride of the West Mill (the “Mill”) was recoverable and that no impairment exists by estimating future cash flows directly associated with the Mill.
     In accordance with SFAS 144, paragraph 17-21, we incorporated our own assumptions based upon our experience, historical evidence, and the output capacity of the Mill. In summary:
(a)	Engineering studies on a new tailings disposal site;

(b)	The level of interest from a number of parties asking us to potentially process outside ores at the mill;

(c)	Estimated milling revenue at $95 per short ton based on 5000 ton lots;

(d)	Estimating costs at $45 per short ton;

(e)	Assuming 25,000 short tons per year, cash flow would equal $1.25 million per year, and at 50,000 short tons, $2.5 million per year; and

(f)	Applying probability weighted outcomes to the estimates resulted in no necessary impairment at either extreme of the analysis.
     Additionally, on a salvage and reclamation basis, we believe that if the property was reclaimed, the salvage value of the milling equipment, the value of the land and buildings, after deducting the $500,000 reclamation cost, is equal to or exceeds the carried value of the property. For example, the 120 acres have a large value as a potential RV park site or other uses. The buildings have significant general industrial use value.
     5. We have added the disclosure required by paragraph 12 of FASB Staff Position EITF 00-19-2 to footnote #5 of the Company’s November 30, 2007 financial statements contained in the Form 10-QSB/A and the Form S-1/A and to footnote #9 of the Company’s August 31, 2007 financial statements contained in the Form 10-KSB/A and the Form S-1/A.
     6. The Company has filed new certifications with Amendment No. 1 to Form 10-QSB.

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
February 29, 2008

     7. The cautionary language has been added to the Company’s website. The URL for this cautionary note is at http://www.cologold.com/s/Disclaimer.asp.
     8. The cautionary language has been added to the Company’s website. The URL for this cautionary note is at http://www.cologold.com/caution.html.
     9. The maps have been inserted into the “Business” and “Properties” sections of the amendments to the Registration Statement and Form 10-KSB.
     10. We have added the risk you requested to the amendments to the Registration Statement and Form 10-KSB (it is the second risk factor in the Registration Statement.)
     11. We have filed the required consent of Mr. E.D. Black with the amendments to the Registration Statement and Form 10-KSB. We have deleted the references to MPH Consulting, Inc.
     12. We have searched the amended Registration Statement and Form 10-KSB for the terms you indicated, and we believe we have cleansed the filings of such terms.
     13. We have added the disclosure you requested to the “Properties” sections of the amended Registration Statement and Form 10-KSB.
     14. We have added the disclosure you requested to the “Properties” sections of the amended Registration Statement and Form 10-KSB.
     15. We have added the disclosure you requested to the “Properties” sections of the amended Registration Statement and Form 10-KSB under the subheading “Exploration Costs and Plans.”
     16. We have added the disclosure you requested to the “Properties” sections of the amended Registration Statement and Form 10-KSB under the subheading “Exploration Costs and Plans.”
     Please feel free to contact me if you have any comments or questions.

Very truly yours,
/s/ David A. Thayer
David A. Thayer, Esq.

cc:	Todd C. Hennis & C. Stephen Guyer, Colorado Goldfields Inc. (via email)